

March 19, 2018

Via E-mail

Mark Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

> **Re:** **Resolute Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed March 12, 2018 by Monarch Energy Holdings LLC, MOF Management**
> **LLC, Monarch Debt Recovery Master Fund LTD, Monarch**
> **Alternative Capital LP, MDRA GP LP, Monarch GP LLC, Patrick**
> **Bartels, Joseph Citarrella, and Samuel Langford**
> **File No. 001-34464**

Dear Mr. Cognetti:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

Reasons for Our Solicitation, page 3

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- That the company's "share price performance has significantly lagged that of its peers…"
- That the company's "its valuation today languishes at a glaring discount to other Permian operators."
- That Mr. Bartels "has a demonstrated record of value-added returns through capital markets transactions and M&A processes." (page 6)

2.   We note your repeated references to the January Letter and your statement that such letter is incorporated by reference into the proxy statement. Please tell us what consideration you have given to disclosing a more significant portion of that letter such that your disclosure in the proxy statement to be delivered to security holders is complete.

Soliciting Materials filed pursuant to Rule 14a-12

3.   We note your disclosure that the company "has embarked on an ill-advised scorched-earth policy that is not in the best interests of the Company's stockholders and reflects an entrenched Board." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions